GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2023, 2022 and 2021
(Expressed in US dollars)

GREENPOWER MOTOR COMPANY INC.

Consolidated Financial Statements

(Expressed in US Dollars)

For the Years Ended March 31, 2023, 2022, and 2021

Tel: (604) 688-5421	BDO Canada LLP
Fax: (604) 688-5132	1100 Royal Centre
www.bdo.ca	1055 West Georgia Street, P.O. Box 11101
Vancouver, British Columbia
V6E 3P3

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

GreenPower Motor Company Inc.

Vancouver, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GreenPower Motor Company Inc. (the "Company") as of March 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023, and the results of its operations and its cash flows for the year ended March 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO Canada LLP

Chartered Professional Accountants

We have served as the Company's auditor since fiscal 2023.

Vancouver, Canada

July 14, 2023

Crowe MacKay LLP 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GreenPower Motor Company Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GreenPower Motor Company Inc. and subsidiaries (the "Company") as of March 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for the years ended March 31, 2022 and 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended March 31, 2022 and 2021, and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern Uncertainty

We draw attention to Note 1 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2011.

Vancouver, Canada

June 30, 2022

GREENPOWER MOTOR COMPANY INC. Consolidated Statements of Financial Position As of March 31, 2023 and 2022 (Expressed in US Dollars)
	March 31, 2023	March 31, 2022

Assets
Current
Cash and restricted cash (Note 4)	$600,402	$6,888,322
Accounts receivable, net of allowances (Note 5)	10,273,376	2,916,991
Sales tax receivable	133,530	89,511
Current portion of finance lease receivables (Note 6)	1,051,873	443,880
Promissory note receivable (Note 7)	159,171	-
Inventory (Note 8)	41,609,234	32,254,854
Prepaids and deposits	328,584	501,519
	54,156,170	43,095,077
Non-current
Finance lease receivables (Note 6)	1,918,483	2,951,859
Right of use assets (Note 9)	4,845,738	116,678
Property and equipment (Note 10, Note 21)	2,604,791	3,443,317
Other assets	1	1
	$63,525,183	$49,606,932

Liabilities
Current
Line of credit (Note 11)	$6,612,232	$5,766,379
Accounts payable and accrued liabilities (Note 18)	7,316,267	1,734,225
Current portion of deferred revenue (Note 15)	8,059,769	3,578,877
Current portion of warranty liability (Note 19)	535,484	313,517
Loans payable to related parties (Note 18)	3,287,645	-
Current portion of lease liabilities (Note 9)	669,040	120,609
Current portion of deferred benefit of government assistance (Note 21)	18,374	-
Current portion of term loan (Note 21)	1,467	-
	26,500,278	11,513,607
Non-current
Deferred revenue (Note 15)	1,938,840	2,935,835
Lease liabilities (Note 9)	4,570,811	-
Other liabilities	34,265	42,831
Term loan (Note 21)	608,751	-
Deferred benefit of government assistance (Note 21)	667,967	-
Warranty liability (Note 19)	1,542,265	729,466
	35,863,177	15,221,739

Equity
Share capital (Note 12)	75,528,238	70,834,121
Reserves	13,066,183	10,038,816
Accumulated other comprehensive loss	(141,443)	(128,436)
Accumulated deficit	(60,790,972)	(46,359,308)
	27,662,006	34,385,193
	$63,525,183	$49,606,932

Nature and Continuance of Operations and Going Concern - Note 1
Events After the Reporting Period - Note 25

Approved on behalf of the Board on July 13, 2023

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Statements of Operations and Comprehensive Loss For the Years Ended March 31, 2023, 2022, and 2021 (Expressed in US Dollars)
	March 31,	March 31,	March 31,
	2023	2022	2021

Revenue (Note 22)	$39,695,890	$17,236,773	$13,286,184
Cost of Sales	32,445,836	13,360,068	9,706,044
Gross Profit	7,250,054	3,876,705	3,580,140

Sales, general and administrative costs
Salaries and administration (Note 18)	7,394,085	5,807,744	3,747,761
Depreciation (Notes 9 and 10)	1,219,223	661,958	437,263
Product development costs	2,090,338	1,381,101	939,949
Office expense	920,468	419,398	325,324
Insurance	1,801,665	1,244,505	596,932
Professional fees	1,477,094	1,207,920	486,425
Sales and marketing	818,289	686,544	234,445
Share-based payments (Notes 13 and 18)	3,645,893	5,771,475	2,098,761
Transportation costs (Note 18)	324,773	231,472	161,017
Travel, accomodation, meals and entertainment (Note 18)	748,299	641,500	217,023
Allowance for credit losses (Notes 5 and 8)	95,153	8,940	333,929
Total sales, general and administrative costs	20,535,280	18,062,557	9,578,829

Loss from operations before interest, accretion and foreign exchange	(13,285,226)	(14,185,852)	(5,998,689)

Interest and accretion	(1,549,769)	(515,668)	(1,598,588)
Other Income (Note 10)	72,867	364,296	-
Foreign exchange (loss)	(30,897)	(65,117)	(193,798)

Loss from operations for the year	(14,793,025)	(14,402,341)	(7,791,075)

Other item
Write down of assets (Note 5, 10 and 21)	(250,832)	(607,579)	(45,679)

Loss for the year	(15,043,857)	(15,009,920)	(7,836,754)

Other comprehensive income / (loss)
Cumulative translation reserve	(13,007)	(39,413)	21,169

Total comprehensive loss for the year	$(15,056,864)	$(15,049,333)	$(7,815,585)

Loss per common share, basic and diluted	$(0.64)	$(0.69)	$(0.43)
Weighted average number of common shares outstanding, basic and diluted	23,522,755	21,877,488	18,116,129

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Changes in Equity

For the Years ended March 31, 2023, 2022 and 2021
(Expressed in US Dollars)

	Share Capital		Equity portion		Accumulated other
	Number of		of convertible		comprehensive	Accumulated
	Common shares	Amount	debentures	Reserves	income (loss)	Deficit	Total
Balance, March 31, 2020	15,486,750	$16,892,725	$379,506	$5,515,639	$(110,192)	$(23,852,634)	$(1,174,956)

Shares issued for cash	1,885,000	37,700,000	-	-	-	-	37,700,000
Share issuance costs	-	(2,948,718)	-	-	-	-	(2,948,718)
Shares issued for exercise of warrants	1,672,028	5,357,775	-	(772,408)	-	-	4,585,367
Shares issued for conversion of debentures	1,703,240	3,720,199	(315,506)	-	-	-	3,404,693
Reclassify matured convertible debentures not converted	-	-	(64,000)	-	-	64,000	-
Shares issued for exercise of options	145,537	467,755	-	(164,869)	-	-	302,886
Share-based payments	-	-	-	2,098,761	-	-	2,098,761
Cumulative translation reserve	-	-	-	-	21,169	-	21,169
Net loss for the year	-	-	-	-	-	(7,836,754)	(7,836,754)
Net fractional shares as a result of share consolidation	5	-	-	-	-	-	-

Balance, March 31, 2021	20,892,560	$61,189,736	$-	$6,677,123	$(89,023)	$(31,625,388)	$36,152,448

Share issuance costs	-	(27,329)	-	-	-	-	(27,329)
Shares issued for exercise of warrants	1,925,656	7,305,834	-	(994,161)	-	-	6,311,673
Shares issued for exercise of options	329,822	2,365,880	-	(1,139,621)	-	-	1,226,259
Fair value of stock options forfeited	-	-	-	(276,000)	-	276,000	-
Share-based payments	-	-	-	5,771,475	-	-	5,771,475
Cumulative translation reserve	-	-	-	-	(39,413)	-	(39,413)
Net loss for the year	-	-	-	-	-	(15,009,920)	(15,009,920)

Balance, March 31, 2022	23,148,038	$70,834,121	$-	$10,038,816	$(128,436)	$(46,359,308)	$34,385,193

Shares issued for cash	1,565,268	4,895,826	-	-	-	-	4,895,826
Share issuance costs	-	(216,803)	-	-	-	-	(216,803)
Shares issued for exercise of options	3,322	15,094	-	(6,333)	-	-	8,761
Fair value of stock options forfeited	-	-	-	(612,193)	-	612,193	-
Share-based payments	-	-	-	3,645,893	-	-	3,645,893
Cumulative translation reserve	-	-	-	-	(13,007)	-	(13,007)
Net loss for the year	-	-	-	-	-	(15,043,857)	(15,043,857)

Balance, March 31, 2023	24,716,628	$75,528,238	$-	$13,066,183	$(141,443)	$(60,790,972)	$27,662,006

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Statements of Cash Flows For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)
	March 31,	March 31,	March 31,
	2023	2022	2021

Cash flows from (used in) operating activities
Loss for the year	$(15,043,857)	$(15,009,920)	$(7,836,754)
Items not affecting cash
Allowance for credit losses	95,153	8,940	333,929
Depreciation	1,219,223	661,958	437,263
Share-based payments	3,645,893	5,771,475	2,098,761
Accretion and accrued interest	826,584	(7,034)	168,029
Amortization of deferred financing fees	-	416,738	628,483
Write down of assets	250,832	607,579	45,679
Other income	(72,867)	(365,278)	-
Foreign exchange loss	30,897	65,117	193,798
	(9,048,142)	(7,850,425)	(3,930,812)
Changes in non-cash items:
Accounts receivable	(7,333,292)	1,478,425	(3,492,997)
Sales tax receivable	(44,019)	2,244	(58,362)
Inventory	(8,940,692)	(20,864,478)	(8,757,529)
Prepaids and deposits	172,935	(73,373)	(401,063)
Finance lease receivables	425,383	287,947	22,771
Accounts payable and accrued liabilities	5,816,192	192,973	272,318
Deferred revenue	3,158,930	6,389,707	(301,152)
Warranty liability	1,034,766	93,232	254,604
	(14,757,939)	(20,343,748)	(16,392,222)

Cash flows from (used in) investing activities
Proceeds from disposal of property and equipment, net of fees	874,184	-	-
Purchase of property and equipment	(355,993)	(536,093)	(352,682)
Lion truck body business combination	(215,000)	-	-
	303,191	(536,093)	(352,682)

Cash flows from (used in) financing activities
Paycheck protection program proceeds	-	-	361,900
Repayment of loans payable to related parties	-	-	(2,803,863)
Loans from related parties	3,043,734	-	137,074
Proceeds from (repayment of) line of credit	845,853	5,766,379	(5,469,944)
Proceeds from promissory note	15,055	-	-
Principal payments on promissory note	-	(346,166)	(58,030)
Principal payments on lease liabilities	(394,580)	(266,042)	(272,467)
Proceeds from issuance of common shares	4,895,826	-	37,700,000
Repayment of note payable and convertible debentures, net of conversion	-	-	(10,574)
Repayment of other liabilities	(8,566)	-	-
Equity offering costs	(216,803)	(27,329)	(2,948,718)
Proceeds from exercise of stock options	8,761	1,226,259	302,886
Proceeds from exercise of warrants	-	6,311,673	4,585,367
	8,189,280	12,664,774	31,523,631

Foreign exchange on cash and restricted cash	(22,452)	(104,559)	(22,384)

Net increase (decrease) in cash and restricted cash	(6,287,920)	(8,319,626)	14,756,343
Cash and restricted cash, beginning of year	6,888,322	15,207,948	451,605
Cash and restricted cash, end of year	$600,402	$6,888,322	$15,207,948

Supplemental Cash Flow Disclosure Note 24

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is a manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's corporate office is located at Suite 240-209 Carrall St., Vancouver, Canada.

The consolidated financial statements were approved by the Board of Directors on July 13, 2023.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities inthe normal course of operations.

The Company's operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2023, the Company had a cash balance of $600,402, working capital, defined as current assets less current liabilities, of $27,655,892, accumulated deficit of ($60,790,972), shareholders' equity of $27,662,006, and the Company recorded a loss of ($15,043,857) for the year ended March 31, 2023. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, utilizing the Company's operating line of credit and, from time to time, and at its discretion, selling common shares through the Company's At the Market Equity offering ("ATM").

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

These annual consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss ("FVTPL") or as fair value through other comprehensive income ("FVOCI"), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting,except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-23	31-Mar-22	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation
GreenPower Manufacturing WV Inc.	United States	100%	100%	Electric bus manufacturing and distribution
Lion Truck Body Incorporated	United States	100%	100%	Truck body manufacturing
Gerui New Energy Vehicle (Nanjing) Co., Ltd.	China	100%	N/A	Electric bus manufacturing and distribution
EA Green-Power Private Ltd.	India	100%	100%	Electric bus manufacturing and distribution

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(c) Financial instruments

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") and whether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

i. Amortized Cost

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest method. Transaction costs are included in the initial fair value measurement of the financial instruments, and the Company incorporates the expected creditloss in financial assets on a forward-looking basis. The Company will, at a minimum, recognize 12 month expected losses in profit or loss, and if a significant increase in credit risk occurs after initial recognition, lifetime expected losses will be recognized.

Subsequent to the initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. When the conversion option is exercised, the carrying amount of the liability is recorded as share capital and the equity component of the compound financial instrument is transferred to share capital.

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2023 and March 31, 2022.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(c) Financial instruments (continued)

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at March 31, 2023 and March 31, 2022, the Company did not have any derivative financial assets or liabilities.

iii. FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2023 and March 31, 2022.

For debt instruments measured at FVOCI, interest income (calculated using the effective interest method), foreign currency gains or losses and impairment gains or losses are recognized directly in profit or loss. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in profit or loss is recognized in OCI until derecognition, when the amounts in OCI are reclassified to profit or loss. For equity instruments designated as FVOCI only dividend income is recognized in profit or loss with all other gains and losses recognized in OCI and there is no reclassification on derecognition.

Measurement

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. As at March 31, 2023 the Company recognized an allowance for credit losses of $139,370 (2022 - $44,579) against its accounts receivable (Note 4).

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate.

Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition. During the year ended March 31, 2023 the Company recognized an impairment of nil on accounts receivables (2022 - $43,261).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2023 and March 31, 2022 the Company had no cash equivalents.

(e) Revenue recognition

The majority of the Company's contracts have a single performance obligation, which is the delivery and acceptance of goods, including electric vehicles, vehicle parts, and completed truck bodies. The Company recognizes revenue from these contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue for these contracts is allocated to the single performance obligation, which is the transfer and acceptance of the asset, including vehicles, vehicle parts, and completed truck bodies.

The Company has also recognized revenue from a contract under which the Company was reimbursed for certain costs incurred on a project over time. This revenue was recognized over the period earned, in accordance with the terms of the Contract. The Company has also earned vehicle transportation revenue, which is recognized when the transportation is completed. The Company is a lessor under certain lease contracts involving GreenPower all-electric vehicles. The recognition of lease revenue is discussed in note 2. (q).

When the period between the receipt of consideration and revenue recognition is greater than one year, the Company determines whether the financing component is significant to the contract. Where a contract is determined to have a significant financing component, the transaction price is adjusted to reflect the financing. The discount rate used in adjusting the promised amount of consideration is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. This rate is not subsequently adjusted for any other changes over the contract term.

The Company would recognize an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable and has determined that such costs meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The Company does not capitalize incremental costs of obtaining contracts if the amortization period is one year or less.

(f) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(f) Impairment of long-lived assets (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations.

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc.	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar
GreenPower Manufacturing WV Inc.	U.S. Dollar
Lion Truck Body Incorporated	U.S. Dollar
EA GreenPower Private Ltd.	U.S. Dollar
Gerui New Energy Vehicle (Nanjing) Co. Ltd.	RMB

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(g) Foreign currency translation

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising on translation of foreign operations are recognized in accumulated other comprehensive income / loss. On disposal of a foreign operation (that is, a disposal of the Company's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified from accumulated other comprehensive income/loss to net income/loss for the period.

(h) Inventory

Vehicle inventory is recorded at the lower of average cost and net realizable value with cost determined by vehicle model in accordance with standard input costs which are reviewed and updated over time based on actual costs. Parts inventory is valued at the lower of cost and net realizable value. WIP inventory is valued based on actual costs incurred to bring the WIP to its current state of completion. The Company's inventory consists of work in process (including electric vehicles and truck bodies), parts, and finished goods. In determining net realizable value for new vehicles, the Company considers the cost, the average age of the vehicles, and recent sales of the same or similar models from inventory. For used vehicles, the Company considers the value of new inventory and compares this to the age and condition of used inventory, as well as sales (including leases) of same or similar used inventory, where available.

(i) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements	Straight line over term of lease or economic life
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method
Automobiles	5-10 years, straight line method
Leased asset	12 years, straight line method
Buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti- dilutive. GreenPower's loss per common share, basic and diluted, for the year ended March 31, 2023 was $(0.64), (2022 - $(0.69), 2021 - $(0.43)), and excludes stock options (Note 13), and warrants (Note 14) from the calculation of diluted EPS for each period, as their effect would be anti-dilutive.

(k) Share capital

Common shares are classified as equity. Finder's fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects.

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company will reassess deferred tax assets. The Company will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is determined by using the Black-Scholes option pricing model. At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the Consolidated Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period. No expense is recognized for awards that do not ultimately vest. If the awards expire unexercised, the related amount remains in share-option reserve.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(m) Share-based payment transactions

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

(n) Government grants and vouchers

Government vouchers are recognized in revenue when there is reasonable assurance that the voucher will be received and the Company will comply with all required conditions. Those vouchers without specified future performance conditions are recognized in income when the voucher proceeds are receivable.

A grant that imposes specified future performance conditions is recognized in income when those conditions are met. Government grants in the form of forgivable loans, or other forms of government grants or assistance, are evaluated in accordance with IAS 20 and are recognized when there is reasonable assurance that the Company will meet the terms of the government grant or assistance.

(o) Provisions and contingent liabilities

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

(p)Leases

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(p) Leases (continued) As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readilydetermined, at the Company's incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re- measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset. If an arrangement contains non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

Amounts due from lessees under finance leases are recorded as finance lease receivables at the amount of the Company's net investment in the leases. Finance lease income is recognized as revenue by allocating the lease income to accounting periods so as to reflect a constant periodic rate of return on the Company's net investment in the lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations and comprehensive loss.

(q) Goodwill and Impairment

The Company is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows. During the year, GreenPower acquired Lion Truck Body Inc., and recorded goodwill of $250,832 on the acquisition (Note 21). This goodwill was tested at year-end, and was not supported by the estimated future cash flows of the business, and that the $250,832 of goodwill from the acquisition was impaired and was therefore written off.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(r) Adoption of accounting standards

Certain new accounting standards have been published by the IASB or the IFRS Interpretations Committee that are effective for annual reporting periods beginning on or after January 1, 2022. These changes were reviewed by management and did not cause a change to the Company's financial statements.

(s) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are not mandatory for the March 31, 2023 reporting period, as summarized in the following table:

Mandatorily effective for periods beginning on or after January 1, 2023	Mandatorily effective for periods beginning on or after January 1, 2024
IFRS 17 - Insurance Contracts	IFRS 16 - Leases (liability in a sale and leaseback)
IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 (Disclosure of Accounting Policies)	IAS 1 - Presentation of Financial Statements (classification of liabilities as current or non current)
IAS 8 - Accounting policies, Changes in Accounting Estimates and Errors (Definition of Accounting Estimates)	IAS 1 - Presentation of Financial Statements (Non current liabilities with covenants)
IAS 12 - Income taxes (Deferred tax related to assets and liabilities arising from a single transaction)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

3. Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgements

i. The determination of the functional currency the Company and of each entity within the consolidated Company (Note 2. g.).

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1).

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount the promissory note receivable (Note 7), term loan (Note 21), the deferred benefit of government assistance (Note 21), finance lease receivables (Note 6) and lease liabilities (Note 8)

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles (Note 19)

iii. The classification of leases as either financial leases or operating leases (Note 9, Note 2 p.).

iv. The determination that the Company is not involved in any legal matters that require a provision (Note 23)

v. The determination of an allowance for doubtful accounts on the Company's trade receivables (Note 5)

vi. The valuation of tangible assets and financial liabilities acquired in the Lion Truck Body (LTB) Inc. transaction and the determination that $250,832 in goodwill from the acquisition of Lion Truck Body Inc. was impaired as at March 31, 2023, and was written off (Note 21)

vii. The estimate of the useful life of equipment (Note 2.i, Note 10)

viii. The estimate of the net realizable value of inventory (Note 8)

ix. The estimated value of the deferred benefit of government assistance (Note 21)

x. Estimates underlying the recognition of proceeds from government vouchers and grants (Note 2. n.)

xi. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset (Note 9)

xii. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery (Note 20)

xiii. The determination of overheads to be allocated to inventory and charged to cost of sales (Note 8)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

4. Cash and Restricted Cash

As at March 31, 2023 the Company has a cash balance of $600,402 and as at March 31, 2022 the Company had a cash and restricted cash balance of $6,888,322, which is comprised of cash totaling $884,784 and restricted cash of $5,949,985 associated with deposits under a customer contract and restricted cash of $53,553 related to a contract for the sale of vehicles that was returned to the Company in June 2022. Both of these amounts were on deposit at major financial institutions in the United States. The Company has no cash equivalents as at March 31, 2023 or at March 31, 2022.

5. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at March 31, 2023 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $139,370 as at March 31, 2023 (2022 - $44,579) is warranted. During the year ended March 31, 2023 $ nil (2022 - $43,261) in accounts receivable associated with one customer was written down due to an increase in credit risk. As at March 31, 2023 the Company had an accounts receivable net of allowances balance of $10,273,376 (2022 - $2,916,991). Two customers (2022 - 3 customers) each represented more than 10% of this balance, and these customers in aggregate represented 67% (2022 - 76%) of the balance.

	March 31, 2023	March 31, 2022
Allowance for doubtful accounts, beginning of year	$44,579	$35,639
plus: new allowance recognized	139,370	44,579
less: allowance collected	(44,579)	(35,639)

Allowance for doubtful accounts, end of year	$139,370	$44,579

6. Finance Lease Receivables

GreenPower's wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc. ("SJVEL") leases vehicles to several customers, and as at March 31, 2023 the Company had a total of 45 (2022 - 48) vehicles on lease that were determined to be finance leases, and the Company had a total of 1 (2022 - 1) vehicle on lease that was determined to be an operating lease. During the year ended March 31, 2023 finance leases for three vehicles reached their maturity date and the lessee purchased two of the vehicles. The lessee did not pay for one of the three vehicles, and subsequent to the end of the year this vehicle was repossessed (Note 24).

During the year ended March 31, 2022, the Company entered into a mutual release agreement with the lessee of 28 vehicles which were accounted for as finance leases, where SJVEL subsequently sold the vehicles to a third party, and one mutual release for an EV 250 (2021-nil) that is now classified as Property Plant and Equipment. For operating leases, lease payments are recognized in revenue when earned.

Subsequent to the year ended March 31, 2023 GreenPower provided a notice of default to a lessee of 37 vehicles, and the defaults were not cured so the leases were terminated and the vehicles were repossessed (Note 25).

For the year ended March 31, 2023, selling profit on finance leases was $nil (2022 - $725,814, 2021 - $2,533,833).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

6. Finance lease receivables (continued)

The following table illustrates Finance Lease Receivables as at March 31, 2023 and as at March 31, 2022:

	March 31, 2023	March 31, 2022
Finance lease receivable, beginning of year	$3,395,739	$3,922,391
Investment recognized	-	1,150,360
Investment derecognized	-	(1,389,065)
Lease payments received	(695,825)	(511,000)
Interest income recognized	270,442	223,053

Finance lease receivable, end of year	$2,970,356	$3,395,739

Current portion of Finance Lease Receivable	$1,051,873	$443,880

Long Term Portion of Finance Lease Receivable	$1,918,483	$2,951,859

Payments to be received on Finance Lease Receivables (undiscounted):

31-Mar-23
Year 1	$1,296,605
Year 2	819,081
Year 3	326,595
Year 4	330,405
Year 5	309,000
Year 6	577,250
less: amount representing interest income	(688,581)
Finance Lease Receivable	$2,970,356
Current Portion of Finance Lease Receivable	$1,051,873
Long Term Portion of Finance Lease Receivable	$1,918,483
* Includes unguaranteed residual

7. Promissory Note Receivable

On February 1, 2023, the Company entered into a promissory note with a customer for a principal amount of $173,072 to be repaid in twelve fixed monthly payments of $15,055, with an implied interest rate of 8.0%. The principal amount of the promissory note was transferred from accounts receivable. The carrying value of the promissory note receivable as at March 31, 2023 is $159,171, (2022-nil).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

8. Inventory

The following is a listing of inventory as at March 31, 2023 and 2022:

	March 31, 2023	March 31, 2022
Work in Process and Parts	$9,737,474	$17,025,863
Finished Goods	31,871,760	15,228,991

Total	$41,609,234	$32,254,854

During the year ended March 31, 2023, management wrote down the value of inventory by $192,000 (2022 - $153,798; 2021 - $57,261), and this amount is included in Cost of Sales. During the year ended March 31, 2023, $31,438,059 of inventory was included in cost of sales (2022 - $13,360,068, 2021 - $9,706,044). As at March 31, 2022 management allocated $353,575 to finished goods inventory that represents the expected value of 2 EV 550s that were leased to a customer as at March 31, 2022.

9. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated statement of financial position related to properties for which the Company has entered into lease agreements that expire in more than one year at the inception of the leases. These leases are in a single class of Right of Use Assets, whose carrying value at March 31, 2023 was $4,845,738 (March 31, 2022 - $116,678). Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the year ended March 31, 2023 the Company incurred interest expense of $229,743 (2022 - $18,321; 2021 - $39,432) on the Lease Liabilities, recognized depreciation expense of $571,793 (2022 - $233,500; 2021 - $265,013) on the Right of Use Assets and made total rental payments of $394,580 (2022 - $284,363; 2021 - $311,899).

During the year ended March 31, 2023 the Company entered into four property leases that are accounted for as Right of Use Assets and lease liabilities under IFRS 16, as follows:

• a two-year lease of an office in California that commenced in February 2023;

• a one-year lease that commenced in August 2022;

• a twelve-year lease on a property in West Virginia that commenced in August 2022 (see below), and;

• a lease that was assumed in the acquisition of Lion Truck Body (Note 21) that expires in December 2024.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

9. Right of use assets and lease liabilities (continued)

GreenPower entered into a Contract of Lease-Purchase with the South Charleston Development Authority for a property located in South Charleston, West Virginia during the year ended March 31, 2023. The terms of the lease required no cash up front and monthly lease payments that start May 1, 2023. GreenPower is eligible for up to $1,300,000 forgiveness on the lease, calculated on a pro-rata basis for the employment up to 200 employees by December 31, 2024. GreenPower is also eligible for additional forgiveness of $500,000 for every 100 employees above the first 200. Title to the property will be transferred to GreenPower once total lease and the amount of the forgiveness reach $6.7 million. The lease liability recorded for this lease at lease inception was not reduced to reflect contingently forgivable amounts due to the uncertainty of the attainment of employment levels required to realize these lease liability reduction benefits as at the inception of the lease.

The following table summarizes remaining payments on GreenPower's Lease Liabilities (undiscounted) as at March 31, 2023:

1 year	$1,044,016
thereafter	6,436,500
less amount representing interest expense	(2,240,665)
Lease liability	5,239,851
Current Portion of Lease Liabilities	669,040
Long Term Portion of Lease Liabilities	$4,570,811

Payments on leases that were classified as short-term leases for the year ended March 31, 2023 totaled $236,480 (2022 - $132,500, 2021 - $65,708). Payments on short term leases are recognized in office expense, and remaining payments on short term leases as at March 31, 2023 total $21,495.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

10. Property and Equipment

The following is a summary of activities for the years ended March 31, 2023, and March 31, 2022:

				Demonstration		Tools and		Leasehold
	Computers	Furniture	Automobiles	Electric Buses	Leased Asset	Equipment	Land	Improvements	Total

Cost
Balance, March 31, 2022	$167,234	$77,846	$464,075	$2,712,777	$672,151	$1,055,285	$801,317	$100,415	$6,051,100
Additions	75,406	22,894	49,845	14,678	-	185,954	-	7,215	355,992
Acquired in Acquisition	214	71	75,500	-	-	136,118	-	56,349	268,252
Asset sold	-	-	-	-	-	-	(801,317)	-	(801,317)
Foreign exchange translation	-	-	-	-	-	-	-	-	-
Balance, March 31, 2023	$242,854	$100,811	$589,420	$2,727,455	$672,151	$1,377,357	$-	$163,979	$5,874,027

Depreciation and impairment losses
Balance, March 31, 2022	$77,799	$35,412	$82,901	$931,347	$667,342	$769,356	$-	$43,625	$2,607,783
Depreciation	64,820	12,912	67,441	282,957	4,809	194,875	-	34,338	662,152
Foreign exchange translation	-	-	-	(698)	-	-	-	-	(698)
Balance, March 31, 2023	$142,619	$48,324	$150,342	$1,213,606	$672,151	$964,231	$-	$77,963	$3,269,236

Carrying amounts
As at, March 31, 2022	$89,435	$42,434	$381,173	$1,781,430	$4,809	$285,930	$801,317	$56,789	$3,443,317

As at, March 31, 2023	$100,235	$52,487	$439,078	$1,513,849	$-	$413,126	$-	$86,016	$2,604,791

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

10. Property and Equipment (continued)

During the year ended March 31, 2023 the Company completed the sale of land owned by the Company In Porterville California for gross proceeds of $950,000 and generated a gain on the sale of $72,867 that was included in Other income. During the year GreenPower also acquired property, plant and equipment with an aggregate fair value of $268,252, as part of its acquisition of Lion Truck Body.

During the year ended March 31, 2022 the Company transferred eight EV Stars from Inventory to PPE that were being used as demonstration vehicles, and one of these EV Stars was subsequently transferred to inventory and sold. The Company also transferred one EV 350 bus from inventory to PPE, that is being leased to a customer under a short term lease, and one EV 250 that was previously on finance lease where the Company and the Lessee entered into a mutual release on the finance lease. During the year ended March 31, 2022 the Company wrote down the value of PPE to its estimated recoverable amount by a total of $517,626 associated with one EV 250, one EV 350, and two Synapse shuttle buses.

11. Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at March 31, 2023 the Company's Line of Credit had a credit limit of up to $8,000,000 (2022 - $8,000,000). The Line of Credit bears interest at the bank's US Base Rate (March 31, 2023 - 8.0%, March 31, 2022 - 4.0%) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is in compliance as at March 31, 2023 and March 31, 2022. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable. As of March 31, 2023 the Company had a drawn balance of $6,612,232 (2022 - $5,766,379) on the Line of Credit.

12. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued

During the year ended March 31, 2023, the Company issued a total of 1,568,590 common shares, including 1,565,268 shares issued under the At the Market Offering (ATM), and 3,322 shares from the exercise of options.

During the year ended March 31, 2022, the Company issued a total of 2,255,478 common shares, including 1,925,656 shares from the exercise of warrants, and 329,822 shares from the exercise of options.

During the year ended March 31, 2021, the Company issued a total of 5,405,809 common shares, including 1,672,028 shares from the exercise of warrants, 145,537 shares from the exercise of options, 1,703,240 shares from converted debentures and 1,860,000 shares issued in the Company's IPO as well as 25,000 shares issued in a concurrent private placement and an additional 5 net fractional issued as a result of the share consolidation.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

12. Share Capital (continued)

On August 28, 2020 the Company announced the pricing of its U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, which closed on September 1, 2020. Both the initial public offering and the concurrent private placement priced at $20.00 per share for gross proceeds of $37.7 million before underwriting discounts and other costs.

As at March 31, 2023 and March 31, 2022 the Company had no shares held in escrow.

At the Market Offering

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to $20,000,000. The sale of common shares is to be made through "at-the-market distributions" ("ATM") on the NASDAQ stock exchange. During the year ended March 31, 2023, the Company sold 1,565,268 common shares under the ATM program for gross proceeds of $4,895,826.

The Company incurred approximately $217,000 in professional fees and other direct expenses in connection with the prospectus offering and the ATM, which was included in share issuance costs for the year ended March 31, 2023 (2022 - $Nil).

13. Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. No stock options have been issued under the 2023 Plan as at March 31, 2023.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified on February 21, 2023, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. Stock Options (continued)

granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,467,595. No performance based awards have been issued as at March 31, 2023 or as at March 31, 2022. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non- diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

The Company had the following incentive stock options granted under the 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2023:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2022	Granted	Exercised	or Expired	March 31, 2023
May 26, 2022	CDN	$5.25	5,357	-	-	(5,357)	-
December 18, 2022	CDN	$3.15	14,286	-	-	(14,286)	-
May 4, 2023	CDN	$3.50	68,571	-	(2,857)	(8,570)	57,144
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	73,214	-	-	(1,427)	71,787
January 30, 2025	CDN	$2.59	281,787	-	(465)	(26,682)	254,640
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	41,787	-	-	(25,716)	16,071
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	139,650	-	-	(66,375)	73,275
December 10, 2026	CDN	$16.45	658,000	-	-	(104,500)	553,500
July 4, 2027	CDN	$4.25	-	15,000	-	-	15,000
November 2, 2027	US	$2.46	-	60,000	-	(50,000)	10,000
February 14, 2028	CDN	$3.80	-	660,000	-	(15,000)	645,000
March 28, 2028	CDN	$2.85	-	100,000	-	-	100,000
Total outstanding			1,702,652	835,000	(3,322)	(317,913)	2,216,417
Total exercisable			700,957				1,265,128
Weighted Average
Exercise Price (CDN$)			$12.94	$3.66	$3.37	$11.16	$10.72
Weighted Average Remaining Life			3.5 years				3.4 years

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. Stock Options (continued)

As at March 31, 2023, there were 255,246 stock options available for issuance under the 2023 and 2022 plan and 2,467,595 performance based awards available for issuance under the 2023 Plan and the 2022 Plan. During the year ended March 31, 2023, 317,913 options were forfeited or expired.

On July 4, 2022, the Company granted 15,000 options to an employee with a term of five years and an exercise price of CDN$4.25 per share which vest 25% after 4 months, and after years 1, 2, and 3.

On November 2, 2022, the Company granted 60,000 options to employees with a term of five years and an exercise price of US$2.46 per share which vest 25% after 4 months, and after years 1, 2, and 3.

On February 14, 2023, the Company granted 660,000 options with a term of five years and an exercise price of CDN$3.80 per share, comprised of:

a. 420,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

b. 225,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

c. 15,000 stock options to a consultant which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

On March 28, 2023 the Company granted 100,000 stock options to employees. The stock options have an exercise price of CDN$2.85 per share, a term of 5 years, which vest after 4 months, and then 25% after years 1, 2, and 3.

During the year ended March 31, 2023, 3,322 common shares were issued pursuant to the exercise of stock options and 317,913 options were forfeited or expired.

During the year ended March 31, 2023, the Company incurred share-based compensation expense with a measured fair value of $3,645,893. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

Subsequent to the end of the reporting period:

• Between April 13, 2023 and May 1, 2023 the Company issued 42,858 common shares pursuant to the exercise of stock options at an exercise price of CDN$3.50 per share for gross proceeds of CDN$150,003.

• On May 4, 2023 14,286 stock options exercisable at CDN$3.50 per share expired unexercised.

• Between April 1 2023 and June 30, 2023, 74,761 stock options exercisable at a weighted average share price of $5.54 were forfeited.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. Stock Options (continued)

The Company had the following incentive stock options granted under the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2022:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2021	Granted	Exercised	or Expired	March 31, 2022
October 27, 2021	CDN	$4.34	71,429	-	(71,429)	-	-
February 2, 2022	CDN	$5.25	65,286	-	(57,144)	(8,142)	-
May 26, 2022	CDN	$5.25	148,214	-	(142,857)	-	5,357
December 18, 2022	CDN	$3.15	25,000	-	(10,714)	-	14,286
May 4, 2023	CDN	$3.50	70,357	-	(1,786)	-	68,571
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	(5,357)	-	73,214
January 30, 2022	CDN	$2.59	19,643	-	(1,786)	(17,857)	-
January 30, 2025	CDN	$2.59	309,822	-	(26,964)	(1,071)	281,787
July 3, 2022	CDN	$4.90	7,143	-	(7,143)	-	-
February 11, 2025	CDN	$8.32	-	50,000			50,000
July 3, 2025	CDN	$4.90	49,643	-	(4,642)	(3,214)	41,787
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	-	173,650	-	(34,000)	139,650
December 10, 2026	CDN	$16.45	-	693,000	-	(35,000)	658,000
Total outstanding			1,215,108	916,650	(329,822)	(99,284)	1,702,652
Total exercisable			882,964				700,957
Weighted Average
Exercise Price (CDN$)			$9.35	$16.61	$4.70	$13.60	$12.94
Weighted Average Remaining Life			3.1 years				3.5 years

As at March 31, 2022, there were 612,152 stock options available for issuance under the 2019 plan. During the year ended March 31, 2022, 99,284 options were forfeited or expired.

On May 18, 2021 the Company granted 173,650 options to employees with a term of five years and an exercise price of CDN$19.62 per share which vest 25% after 4 months, after years 1, 2, and 3.

On December 10, 2021 the Company granted 693,000 options with a term of five years and an exercise price of CDN$16.45 per share, comprised of:

• 350,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

• 278,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

• 65,000 stock options to two consultants which vest 25% after 4 months, and then 25% after six months, nine months and twelve months.

On February 11, 2022 the Company granted 50,000 stock options to an employee. The stock options have an exercise price of CDN$8.32 per share, a term of 3 years, and are exercisable after six months.

During the year ended March 31, 2022, 329,822 common shares were issued pursuant to the exercise of stock options.

During the year ended March 31, 2022, the Company incurred share-based compensation expense with a measured fair value of $5,771,475. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. Stock Options (continued)

The Company had the following incentive stock options granted under the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2021:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2020	Granted	Exercised	or Expired	March 31, 2021
May 26, 2020	CDN	$4.20	21,429	-	-	(21,429)	-
July 10, 2020	CDN	$3.85	7,143	-	-	(7,143)	-
February 4, 2021	CDN	$2.45	57,143	-	(57,143)	-	-
May 6, 2021	CDN	$2.45	74,286	-	(62,858)	(11,428)	-
October 27, 2021	CDN	$4.34	71,429	-	-	-	71,429
February 2, 2022	CDN	$5.25	65,286	-	-	-	65,286
May 26, 2022	CDN	$5.25	148,214	-	-	-	148,214
December 18, 2022	CDN	$3.15	25,000	-	-	-	25,000
May 4, 2023	CDN	$3.50	75,714	-	(5,357)	-	70,357
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	-	-	78,571
January 30, 2022	CDN	$2.59	25,000	-	(5,357)	-	19,643
January 30, 2025	CDN	$2.59	319,286	-	(5,893)	(3,571)	309,822
July 3, 2022	CDN	$4.90	-	14,286	(7,143)	-	7,143
July 3, 2025	CDN	$4.90	-	51,429	(1,786)	-	49,643
November 19, 2025	US	$20.00	-	300,000	-	-	300,000
December 4, 2025	US	$20.00	-	20,000	-	-	20,000
Total outstanding			1,018,501	385,715	(145,537)	(43,571)	1,215,108
Total exercisable			629,750				882,964
Weighted Average
Exercise Price (CDN$)			$3.50	$21.70	$2.65	$3.55	$9.35
Weighted Average Remaining Life			3.0 years				3.1 years

As at March 31, 2021, there were 874,148 stock options available for issuance under the 2019 plan.

During the year ended March 31, 2021, 43,571 options were forfeited or expired.

On July 3, 2020 the Company granted:

• 51,429 stock options to employees with an exercise price of CDN$4.90 per share and with a termof 5 years, and which vest 25% after 4 months, and then 25% after years 1, 2, and 3, and

• 14,286 stock options to a consultant (IR provider) with an exercise price of CDN$4.90 per share and with a term of 2 years and which vest 25% at the end of every 3 months for a period of twelve months.

On November 19, 2020 the Company granted an aggregate of 300,000 stock options, with 100,000 granted to each of three of Greenpower's officers. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable 25% after four months, and 25% after the first, second and third year from the grant date.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. Stock Options (continued)

On December 4, 2020 the Company granted an aggregate of 20,000 stock options, with 5,000 granted to each of the Company's four independent directors. The stock options have an exercise price of $20.00 per share, a term of 5 years, and are exercisable at the end of every 3 months for a period of twelve months.

During the year ended March 31, 2021, 145,537 common shares were issued pursuant to the exercise of stock options.

During the year ended March 31, 2021, the Company incurred share-based compensation expense with a measured fair value of $2,098,761. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

The weighted average share price on the exercise dates for the years ending March 31, 2023, 2022, and 2021 respectively were CDN $8.06, CDN $10.87, and CDN $2.65.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2023	March 31, 2022	March 31, 2021
Share price on grant date	CDN $3.66	CDN $16.61	$17.21
Exercise price	CDN $3.66	CDN $16.61	$17.21
Risk-free interest rate	3.22%	1.23%	0.47%
Expected life of options	5 years	4.9 years	5 years
Annualized volatility	101%	94%	73%
Forfeiture rate	Nil	Nil	Nil
Dividend rate	N/A	N/A	N/A

14. Warrants

As at March 31, 2023 and March 31, 2022 the Company had an outstanding warrant balance of nil.

The following table summarizes GreenPower's warrant activity during the year ended March 31, 2022:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2021	Issued	Exercised	Expired	March 31, 2022
June 29, 2021	CDN $4.55	628,571	-	(628,571)	-	-
September 25, 2021	CDN $3.50	491,072	-	(491,071)	(1)	-
October 12, 2021	CDN $3.50	53,571	-	(53,571)	-	-
March 14, 2022	CDN $4.20	685,714	-	(685,714)	-	-
May 6, 2023	USD $2.6677	53,035	-	(53,026)	(9)	-
May 8, 2023	USD $2.6677	13,703	-	(13,703)	-	-
Total outstanding		1,925,666	-	(1,925,656)	(10)	-
Weighted Average
Exercise Price (CDN$)		4.06	NA	$4.09	$3.41	NA

During the year ended March 31, 2022, the Company did not issue any warrants and a total of 10 warrants expired unexercised.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

14. Warrants (continued)

During the year ended March 31, 2022 the Company issued the following common shares from the exercise of warrants:

• 628,571 common shares were issued at a price of CDN$4.55 per share pursuant to the exercise of 628,571 warrants;

• 544,642 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 544,642 warrants, and

• 685,714 common shares were issued at a price of CDN$4.20 per share pursuant to the exercise of 685,714 warrants, and

• 66,729 common shares were issued at a price of $2.6677 per share pursuant to the exercise of 66,729 warrants.

The following table summarizes deferred financing fees for the years ended March 31, 2023 and March 31, 2022, which relates to deferred financing fees for issued warrants, amortized during the period:

	March 31, 2023	March 31, 2022
Deferred financing fees, beginning of year	$-	$416,738
less: Amortization of Deferred Financing Fees	-	(416,738)

Deferred financing fees, end of year	$-	$-

15. Deferred Revenue

The Company recorded Deferred Revenue of $9,998,609 for deposits received from customers for the sale of all-electric buses which were not delivered as at March 31, 2023 (March 31, 2022 - $6,514,712). The following table summarizes changes in deferred revenue during the years ended March 31, 2023 and March 31, 2022:

The Company expects to recognize revenue from amounts held in the current portion of deferred revenue within the next twelve months, based on expected deliveries of vehicles and from completed sales of vehicle parts. The Company expects to recognized revenue from amounts held in the long-term portion of deferred revenue more than twelve months after the reporting date. As at March 31, 2023 the current portion of deferred revenue includes a financing component of $324,967 (2022 - nil), and during the year ended March 31, 2023, $83,437 of this deferred revenue was recognized in revenue (2022 - nil).

	March 31, 2023	March 31, 2022
Deferred Revenue, beginning of year	$6,514,712	$125,005
Additions to deferred revenue during the year	11,576,344	7,524,411
Deposits returned	(302,298)	-
Revenue recognized from deferred revenue during the year	(7,790,149)	(1,134,704)
Deferred Revenue, end of year	$9,998,609	$6,514,712
Current portion	$8,059,769	$3,578,877
Long term portion	1,938,840	2,935,835
	$9,998,609	$6,514,712

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

16. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities, and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1:Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2:Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3:Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, unless otherwise noted.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2023 the Company recognized an allowance for credit losses of $139,370 (2022 - $44,579) against its accounts receivable (Note 4). During the year ended March 31, 2023 the Company recognized an impairment of nil on accounts receivable related to finance lease receivables (2022 - $43,261).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

16. Financial Instruments (continued)

The following table summarizes the Company's financial commitments by maturity as at March 31, 2023:

March 31, 2023	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$6,612,232	$-	$-	$-
Accounts payable and accrued liabilities	7,316,267	-	-	-
Loans payable to related parties	3,287,645	-	-	-
Lease liabilities	272,919	771,097	3,336,500	3,100,000
Term loan	7,246	21,835	163,594	1,309,463
Other liabilities	2,142	6,425	25,700	-
	$17,498,451	$799,357	$3,525,794	$4,409,463

(1) GreenPower's operating line of credit with the Bank of Montreal is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan the Bank of Montreal has not demanded repayment of the facility, however there is no guarantee that the Bank of Montreal will not do so in the future.

As part of the acquisition of Lion Truck Body Inc. that closed on July 7, 2022, the Company agreed to assume a term loan from the seller, with principal outstanding of approximately of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments (Note 21).

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10). The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At March 31, 2023, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$138,869
Accounts Receivable	$89,944
Sales tax receivable	$42,526
Prepaids and deposits	$10,988
Finance Lease Receivable	$82,000
Accounts Payable and Accrued Liabilities	$(410,321)
Related Party Loan & Interests Payable	$(4,242,071)

The CDN/USD exchange rate as at March 31, 2023 was $0.7389 (March 31, 2022 - $0.8003). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $428,000 to other comprehensive income/loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

17. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, the term loan, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit. On September 16, 2022 the Company established an at the market equity program (the ATM program) under which the company may issue, at its discretion, up to $20 million of common shares from treasury to the public. During the period ended March 31, 2023 the Company issued a total of 1,565,268 shares under the ATM program for gross proceeds of $4,895,826 (Note 12).

The ATM offering remains open and future shares may be issued up to the total remaining offering amount, at management's discretion. As at March 31, 2023, the Company had a cash balance of $600,402 working capital, defined as current assets minus current liabilities, of $27,655,892 accumulated deficit of ($60,790,972) and shareholder's equity of $27,662,006. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. There has been no change to the Company's approach to financial management during the year ended March 31, 2023.

18. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Salaries and Benefits (1)	$580,774	$575,255	$473,841
Consulting fees (2)	396,250	396,456	251,007
Non-cash Options Vested (3)	2,100,717	3,242,528	1,698,487
Accomodation and Rentals (4)	-	-	5,749
Total	$3,077,741	$4,214,239	$2,429,084

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

4) Includes accommodation expense paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director, and truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower was previously an officer and director. These costs are expensed on the Consolidated Statements of Operations and Comprehensive Loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

18. Related Party Transactions (continued)

Accounts payable and accrued liabilities at March 31, 2023 included $208,215 (March 31, 2022 - $243,773) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans from a company that is beneficially owned by the CEO and Chairman of the Company matured on March 31, 2023, and the loan from a company beneficially owned by a Director of the Company matures on October 31, 2023.

The Company has agreed to grant the lenders a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share. During the year ended March 31, 2022 the director of the Company and the Company's CEO and Chairman exercised all of these warrants for 1,314,285 common shares of the Company.

19. Warranty Liability

The Company provides its customers with a base warranty on its vehicles including those covering brake systems, lower-level components, fleet defect provisions and battery-related components. The majority of warranties cover periods of five years, with some variation depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. This assessment relies on estimates and assumptions about expenditures on future warranty claims. Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $535,000 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date. An accrual for expected future warranty expenditures are recognized in the period when the revenue is recognized from the associated vehicle sale, and is expensed in Product Development Costs in the Company's Sales, general and administrative costs. Assuming Revenue in each year remains unchanged, an increase or decrease of 5% to the warranty provision would have a corresponding increase or decrease of product development costs of approximately $69,000 for the year ended March 31, 2023 (2022 - $23,000).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

19. Warranty liability (continued)

	Year ended	Year ended
	March 31, 2023	March 31, 2022
Opening balance	$1,042,983	$949,751
Warranty additions	1,375,673	456,779
Warranty disbursements	(339,349)	(278,726)
Warranty expiry	0	(85,251)
Foreign exchange translation	(1,557)	430
Total	$2,077,750	$1,042,983

Current portion	$535,484	$313,517
Long term portion	1,542,265	729,466
Total	$2,077,749	$1,042,983

20. Income Taxes

Income tax expense is recognized based on the combined BC and Federal income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2023, 2022 and 2021 was 27.00%.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

	For the year ended
	March 31, 2023	March 31, 2022	March 31, 2021
Combined statutory tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	$(4,061,841)	$(4,052,678)	$(2,115,924)
Items not deductible for tax purposes	1,276,004	1,671,157	706,127
Difference in tax rate in other jurisdictions	(51,259)	(216,059)	(107,357)
Unrecognized deductible temporary differences and loss carryforwards	2,837,096	2,597,580	1,517,154
Deferred income tax expense (recovery)	$-	$-	$-

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

20. Income taxes (continued)

The nature and effect of the temporary differences giving rise to the deferred income tax assets as of March 31, 2023 and March 31, 2022 are summarized below:

	As at
Deferred income tax assets	March 31, 2023	March 31, 2022
Non-capital loss carry-forwards	$10,504,646	$8,625,123
Investment in subsidiary	-	100,654
Accounts receivable, inventory, and promissory note receivable	-	215,539
Capital assets	184,443	149,810
Right of use assets and lease liabilities	110,287	5,649
Warranty provision	557,217	307,571
Other carryforward balances	94,199	2,315
Share issue costs	413,177	567,382
Unrecognized deferred tax assets	(11,863,970)	(9,974,043)
Net deferred income tax asset	$-	$-

As at March 31, 2023 and March 31, 2022 the Company has approximately $16,025,000 and $12,391,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2023 and March 31, 2022 the Company has approximately $22,640,000 and $17,693,000 respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2043 if unused. The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

21. Acquisition of Lion Truck Body

On July 7, 2022 GreenPower entered into an asset purchase agreement with Lion Truck Body Inc., a truck body manufacturer located in Torrance, CA, under which Greenpower has purchased all of the assets of the business through its wholly owned subsidiary, Lion Truck Body Incorporated. GreenPower completed the acquisition in order to offer a broader product offering and to reduce the time for customers looking for a completed truck body and has accounted for the acquisition of the assets of Lion Truck Body Inc. as a business combination under IFRS 3. The purchase price of $240,000 is subject to a working capital adjustment of $152,873 which results in a determination of the fair value of the cash investment for the acquisition of $87,127.

As part of the acquisition GreenPower assumed a term loan issued by an agency of the US federal government, with a principal balance of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. GreenPower has determined that the fair value of the term loan as at the acquisition date, assuming a market rate of interest, is approximately $0.6 million. Management has determined that the below market rate of interest on the loan represents government assistance and has accounted for this assistance in accordance with IAS 20, by booking a deferred benefit of government assistance of $0.7 million at the acquisition date, which will be recognized in earnings over the term of the loan. The determination of the fair value of the assumed loan and of the deferred benefit of government assistance requires management to make a number of critical assumptions and estimates, such as the incremental borrowing rates as at the acquisition date. These assumptions and estimates had a significant impact on the carrying value of these liabilities, and the determination that there was goodwill paid on the transaction. Based on management's determination of the fair value of consideration transferred and of the net assets acquired, GreenPower recorded goodwill of $250,832 on the acquisition. goodwill was tested for impairment as at March 31, 2023, and was written down due to management's determination that the future cash flows that are expected to be generated by the business would be insufficient to support goodwill or intangible assets at the entity. This determination involves the use of estimates and assumptions about future events that had a negative impact on the loss for the year ended March 31, 2023.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

21. Acquisition of Lion Truck Body (continued)

Since the date of acquisition the impact on revenues for the period ending March 31, 2023 was $1,897,605. The impact to consolidated earnings over the same period was ($864,996), which includes the goodwill writedown of $250,832.

The table below reflects management's determination of the fair value of major categories of assets acquired, liabilities assumed and consideration transferred as at the acquisition date.

Fair value of consideration transferred
Purchase price	$240,000
less: Working capital adjustment	(152,873)
Cash purchase price	$87,127

Fair value of net assets acquired
Accounts receivables	$127,852
Inventory	786,688
Equipment	268,252
Right of use asset	448,512
Goodwill	250,832
Accounts payable	(83,562)
Lease liabilities	(433,512)
Deferred benefit of government assistance	(699,327)
Loans	(578,608)

Total	$87,127

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

22. Segmented Information

The Company operates in one reportable operating segment, being the manufacture and distribution of all- electric commercial vehicles and transit, school and charter buses.

During the year ended March 31, 2023, the Company was economically dependent on one (2022 - three, 2021 - three) customer(s) who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 59%, (2022: 57%, 2021: 87%) of sales.

The Company's disaggregated revenue for the years ended March 31, 2023, 2022, and 2021 is summarized in the following table. Included in Vehicle sales and in Revenue from operating and finance leases for the year ended March 31, 2023 is $4,614,250 (2022 - $2,970,387, 2021 - $5,765,000) in proceeds received from government vouchers for sales made to customers or lessees. Included in Vehicle sales for the year ended March 31, 2023 is $nil (2022 - $1,929,800, 2021 - $2,175,000) from the sales of vehicles that were previously on lease where the leases were cancelled and the vehicles subsequently sold.

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Vehicle and parts sales	$39,311,659	$13,714,227	$3,459,311
Revenue from operating and finance leases	113,789	3,297,619	9,590,511
Accretion on promissory note	-	7,035	26,426
Finance income	270,442	217,892	209,936

	$39,695,890	$17,236,773	$13,286,184

The Company's revenues allocated by geography based on the customer's country of domicile,for the years ended March 31, 2023, 2022, and 2021, is as follows:

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
United States of America	$39,497,713	$15,972,137	$13,045,040
Canada	198,177	1,264,636	241,144

Total	$39,695,890	$17,236,773	$13,286,184

The Company's property and equipment allocated by geography for the years ended March 31, 2023, and

2022 is as follows:

	For the Years Ended
	March 31, 2023	March 31, 2022
United States of America	$2,485,711	$3,296,564
Canada	119,080	146,753

Total	$2,604,791	$3,443,317

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

23. Litigation and Legal Proceedings

The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2023. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at March 31, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at March 31, 2023. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to non- payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company, and the Company is evaluating its response to this claim (Note 25).

24. Supplemental Cash Flow Disclosure

The following table provides additional detail regarding the Company's cash flow:

	For the Years Ended
	March 31, 2023	March 31, 2022	March 31, 2021
Non-cash investing and financing transactions:
Fair value of stock options exercised	$6,333	$1,139,621	$164,869
Fair value of warrants exercised	$-	$994,161	$772,408
Shares issued for conversion of debentures	$-	$-	$3,404,693
Right of use asset acquired	$4,968,446	$-	$-
Right of use asset from business combination	$448,512	$-	$-
Equipment acquired in business combination	$268,252	$-	$-
Accounts receivables acquired in business combination	$127,852	$-	$-
Inventory acquired in business combination	$786,688	$-	$-
Goodwill acquired in business combination	$250,832	$-	$-
Accounts payable assumed in business combination	$83,562	$-	$-
Lease liabilities assumed in business combination	$433,512	$-	$-
Loans assumed in business combination	$578,608	$-	$-
Deferred benefit of government assistance from business combination	$699,327	$-	$-
Accrued value of inventory included in AP	$373,000	$-	$-
Accrued financing cost included in deferred revenue	$324,967	$-	$-
Accretion income on promissory note receivable	$-	$7,034	$(26,426)
Accretion expense on convertible debt	$-	$-	$378,687
Accrued interest on paycheck protection program loan	$-	$-	$3,378
Property and equipment through financing	$-	$42,831	$-
Assets transferred from Inventory to Property and equipment	$-	$1,408,813	$271,291

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2023, 2022 and 2021 (Expressed in US Dollars)

25. Events After the Reporting Period

Subsequent to the end of the reporting period:

• Between April 1, 2023 and April 17, 2023 the Company issued a total of 188,819 shares under the ATM program at a weighted average price of $2.7587 per share for gross proceeds of $520,892 before transaction fees.

• Between April 13, 2023 and May 1, 2023 the Company issued 42,858 common shares pursuant to the exercise of stock options at an exercise price of CDN$3.50 per share for gross proceeds of CDN$150,003.

• On May 4, 2023 14,286 stock options exercisable at CDN$3.50 per share expired unexercised.

• Between April 1 2023 and June 30, 2023, 74,761 stock options exercisable at a weighted average share price of $5.54 were forfeited.

• During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to non- payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company (Note 23).

• On June 2, 2023, GreenPower repaid a CAD $250,000 promissory note, plus accrued and unpaid interest on the note, to a company that is beneficially owned by a Director of the Company.